May 23, 2008

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	John Grzeskiewicz

Christina DiAngelo

Re:	DWS Value Series, Inc. (the “Registrant”); File Nos. 811-05385; 333-150123

To The Commission:

On behalf of the Registrant, electronically transmitted herewith is Pre-effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-150123) relating to the issuance of shares in connection with the proposed merger of DWS Small Cap Value Fund, a series of DWS Securities Trust (File No. 811-02021) into DWS Dreman Mid Cap Value Fund, a series of the Registrant.

With respect to the Registrant’s initial Registration Statement filed on April 7, 2008 the SEC staff provided comments by phone to the undersigned on May 6, 2008. Set forth below are the comments and the Registrant’s responses.

1)	Comment: Please discuss with the SEC staff how the proposed merger qualifies as a tax-free reorganization for federal income tax purposes.

Response: Joe Riley of Willkie Farr & Gallagher LLP, special tax counsel to the Funds, discussed the tax-free nature of the reorganization with Christina DiAngelo, the SEC staff accountant reviewing the N-14, during a telephone conversation held on May 7, 2008. Based on discussions with Willkie Farr, it is the Funds’ understanding that the proposed reorganization meets the requirements of a tax-free merger. Additionally, Fund management has confirmed that at least 33 1/3% of DWS Small Cap Value Fund’s portfolio holdings meet the investment objective, policies and restrictions of DWS Dreman Mid Cap Value Fund.

2)	Comment: Please provide an explanation of the NAST analysis used to determine that DWS Dreman Mid Cap Fund would be the surviving fund.

Response: Attached hereto as Appendix A is a summary of the NAST analysis conducted for the proposed merger.

Securities and Exchange Commission

May 23, 2008

3)	Comment: Please confirm whether or not the target fund, DWS Small Cap Value Fund, expects to realize any capital gains that will be distributed to shareholders prior to the merger as a result of the proposed rebalancing of the target fund. If capital gains are expected, disclose the approximate amount of such gains in the Prospectus/Proxy Statement.

Response: Consistent with the general rules and representations applicable to tax-free reorganizations, DWS Small Cap Value Fund will distribute substantially all of its net taxable gains recognized from the beginning of the fiscal year to the exchange date. However, as of May 14, 2008, the fund recognized approximately $46,000,000 of net capital losses and accordingly, does not expect to distribute any capital gains as of the exchange date.

4)	Comment: Please confirm whether or not the target fund, DWS Small Cap Value Fund, expects to have any capital loss carryforward that will be acquired by DWS Dreman Mid Cap Fund. If DWS Small Cap Value Fund expects to have capital loss carryforward, disclose the approximate amount of such capital loss carryforward in the Prospectus/Proxy Statement.

Response: Please refer to item 3 above. As of May 14, 2008, DWS Small Cap Value Fund recognized approximately $46,000,000 of capital losses. DWS Small Cap Value Fund had no capital loss carryforward attributable to prior years. As such, the DWS Small Cap Value Fund expects to have a capital loss carryforward which will be acquired by the DWS Dreman Mid Cap Fund of approximately $46,000,000 which would be attributable to current year activity. The approximate amount of capital loss carryforward has been disclosed in the Prospectus/Proxy Statement.

5)	Comment: Include a footnote in the Expense Table indicating that the pro forma expense numbers do not include the merger costs expected to be paid by shareholders of DWS Small Cap Value Fund.

Response: A footnote has been added indicating that the pro forma expense numbers do not include the merger costs expected to be paid by shareholders of DWS Small Cap Value Fund.

6)	Comment: The net assets for DWS Small Cap Value Fund shown on p. 8 of the EDGAR filing do not correspond with the net assets shown in the capitalization table.

Response: The net assets for DWS Small Cap Value Fund shown on p. 8 of the EDGAR filing have been revised to correspond with the net assets shown in the capitalization table.

Securities and Exchange Commission

May 23, 2008

7)	Comment: Include a statement in the Expense Example that Class B shares convert to Class A shares.

Response: A footnote has been added to the Expense Example stating that the expenses for Class B shares “reflects conversion of Class B to Class A shares, which pay lower fees. Conversion occurs six years after purchase.”

8)	Comment: Resend the revised Expense Table, Expense Example and Management Fee Table to the SEC Staff.

Response: The revised Expense Table, Expense Example and Management Fee Table were e-mailed to John Grzeskiewicz and Christina DiAngelo on May 16, 2008.

9)	Comment: In the footnotes to the Pro Forma Financial Statements include additional detail in footnotes 2 and 3.

Response: Footnote 2 has been removed because it is no longer applicable. Footnote 3 has been amended to state, “Pro Forma operating expenses are based on actual expenses of DWS Dreman Mid Cap Value Fund and DWS Small Cap Value Fund, with certain expenses adjusted to reflect the expected expenses of the combined entity. The management fee has been calculated for the combined Funds based on the fee schedule in effect for DWS Dreman Mid Cap Value Fund at the combined level of average net assets for the period ended November 30, 2007.”

The SEC staff provided the following supplemental comments to the undersigned via e-mail on May 19, 2008. Set forth below are the supplemental comments and the Registrant’s responses.

1)	Comment: The fee tables should be based on the most recent audited expense ratios. The fee tables in the N-14 have been presented as of November 30, 2007, which is the fiscal year end of the acquiring fund. The fee tables for the target fund should have been prepared using the expense ratios from the audited financial highlights as of its most recent fiscal year-end. However, in certain cases, we have not objected to a more recent date presentation, as long as the expense ratios used do not materially differ from the ratios as of the most recent fiscal year-end. If you would like to continue to use November 30, 2007 for the target fund, please include in your responses to us that the expense ratios used in the N-14 fee table do not materially differ from the most recent audited amounts.

Response: The most recent audited expense ratios for DWS Small Cap Value Fund, the target fund, are as of July 31, 2007. After consideration of the SEC Staff’s comment, Fund management believes that the expense ratios for the DWS Small Cap Value Fund calculated as of November 30, 2007 provide a better comparison for shareholders of the DWS Small Cap Value Fund to the expense ratios of DWS Dreman Mid Cap Value Fund and that such expense ratios calculated as of November 30, 2007 do not materially differ from the most recently audited expense ratios.

2)	Comment: Please explain the differences in the November 30, 2007 audited gross expense ratios for the acquiring fund and the gross expense ratios presented in the N-14 fee tables.

Response: The expense ratios for the DWS Dreman Mid Cap Value Fund, the acquiring fund, presented in the fee table had been restated based on an expected amendment to the Fund’s Investment Management Agreement. Shareholders of the Fund did not approve the amended Investment Management Agreement. Accordingly, the gross expense ratios have been converted back to the November 30, 2007 audited gross expense ratios.

3)	Comment: Footnotes (4) and (5) to the expense table begin with the phrase, “Restated to reflect changes...”. As these amounts are proforma and are estimated, how can they be restated?

Response: Footnotes (4) and (5) have been amended to remove “restated” and to begin “Reflects changes…”

4)	Comment: In the Expense Examples table, for the DWS Dreman Mid Cap Value Fund (pre-merger), the hypothetical expense amounts need to be updated to reflect the changes made to the fee table. For the DWS Dreman Mid Cap Value Fund (Pro Forma combined), there was no change to the fee table, however, the hypothetical expense amounts changed. Why?

Response: The expense ratios for DWS Dreman Mid Cap Value Fund (pre-merger) have been amended to convert the expenses back to the November 30, 2007 audited gross expense ratios. This amendment also affected the Pro Forma gross expense ratios for DWS Dreman Mid Cap Value Fund. Accordingly, the hypothetical expense amounts have been revised both pre-merger and Pro Forma to reflect the changes.

On or about May 23, 2008, the Registrant will be filing by letter a request for acceleration of effectiveness.

It is currently expected that a special meeting of shareholders will be held on July 10, 2008. Accordingly, the Registrant plans to mail the proxy materials to shareholders on or about May 29, 2008.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7753.

Sincerely,

/s/ John S. Marten
John S. Marten

APPENDIX A

DWS SMALL CAP VALUE FUND MERGER – SURVIVING FUND ANALYSIS

Deutsche Investment Management Americas Inc. (the “Advisor”), DWS Dreman Mid Cap Value Fund (“Mid Cap Fund”) and DWS Small Cap Value Fund (“Small Cap Fund” and collectively with Mid Cap Fund, the “Funds”) believe that Mid Cap Fund is the appropriate survivor of the merger of the Funds for the reasons discussed below. The Advisor consulted with the Funds’ legal counsels and Mid Cap Fund’s independent auditors in making this determination.

In the North American Security Trust No-Action Letter,1 the staff of the Securities and Exchange Commission set forth certain factors that should be considered in determining whether a surviving fund may use the historical performance of one of several predecessor funds. The staff stated that comparison should be made of the attributes of the surviving fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles. The staff noted that among the factors to be compared are: the funds’ investment advisors; the funds’ expense structures and expense ratios; the funds’ investment objectives, policies and restrictions; the funds’ portfolio composition; and the funds’ asset size (the “NAST Factors”). Each of these factors is discussed below for the proposed merger of Small Cap Fund into Mid Cap Fund.

[1]	Pub. avail. Aug. 5, 1994.

1

Investment Advisors; Continuity of Management

Deutsche Investment Management Americas Inc. (“DIMA” or the “Advisor”) is the investment advisor for each Fund and will continue to be the investment advisor for the surviving fund. In addition, Mid Cap Fund also has, and the surviving fund will continue to have, a subadvisor, Dreman Value Management LLC (“Dreman”). Dreman currently serves as subadvisor to several funds managed by DIMA. As of April 1, 2008, both Funds are overseen by the same Board.

The portfolio management team that currently manages Mid Cap Fund will continue to manage the surviving fund’s investment portfolio in the same general manner in which it is currently managing the Mid Cap Fund. Accordingly, the Advisor believes that the historical performance of Mid Cap Fund is more likely to be indicative of the performance of the surviving fund.

Expense Structures and Expense Ratios

The expense structures of the two Funds are similar, though the Small Cap Fund pays fees to DIMA under separate management and administrative services agreements, while Mid Cap Fund pays a fee to DIMA that covers both management and administrative services. The expense structure of the surviving fund will be that of Mid Cap Fund. In addition, the surviving fund will implement a modified management fee schedule, through a revision to the current breakpoint schedule of Mid Cap Fund, to bring the effective management fee rate of the surviving fund to a level equal or less than the effective management fee rate of the Small Cap Fund at all asset levels. For a period of one year from the completion of the merger, DIMA has contractually agreed to waive all or a portion of its management fee and/or reimburse or pay operating expenses of the combined fund to the extent necessary to maintain the surviving fund’s total operating expenses at 1.35%, 2.05%, 2.05%, and 1.00% for Class A, B, C, and S shares, respectively, excluding certain expenses such as extraordinary expenses, taxes, brokerage, interest. These expense ratios are equal to or lower than the current expense ratios for the corresponding classes of either of the Funds.

Ernst & Young LLP, Independent Registered Public Accounting Firm of Mid Cap Fund (the “Auditors”), was consulted regarding the proposed merger. The Auditors supported the adviser’s analysis that, from an expense standpoint, Mid Cap Fund is the appropriate accounting survivor.

Investment Objective, Policies and Restrictions	Although both Funds have similar investment objectives, policies and restrictions, to the extent that there are any differences, the Mid Cap Fund’s investment objective, policies and restrictions will be those of the surviving fund.

Portfolio Composition	Small Cap Fund expects to liquidate substantially all of its portfolio holdings prior to the merger and to reinvest the proceeds in securities that more closely fit the average market capitalization of the Russell Mid Cap Value Index. Therefore, at the time that the merger is consummated it is anticipated that all holdings of the surviving fund will be consistent with the investment objective, policies and restrictions of Mid Cap Fund.

Asset Size	As of November 30, 2007, Small Cap Fund had approximately $219 million in assets and Mid Cap Fund had approximately $92 million in assets.

2

In terms of the structure of the transaction, Small Cap Fund will contribute all of its assets and liabilities to Mid Cap Fund in exchange for shares of Mid Cap Fund. Small Cap Fund will liquidate following the distribution of these Mid Cap Fund shares to its shareholders. An analysis of the NAST factors is consistent with this structure and result.

Specifically, of the five NAST Factors, four clearly indicate that the surviving fund will more closely resemble Mid Cap Fund. With respect to continuity of management, the surviving fund will be overseen by the Board that currently oversees both Mid Cap Fund and Small Cap Fund, the existing investment advisor to both Funds will continue in that role, and the current sub-advisor to Mid Cap Fund will be the sub-advisor to the surviving fund. The surviving fund will continue to employ Mid Cap Fund’s fee structure. In addition, the effect of the fee cap to be imposed on the surviving fund will more closely resemble the fee structure of Mid Cap Fund. With respect to the investment objective, policies and restrictions of the Funds, the surviving fund will retain the current investment objective, policies and restrictions of Mid Cap Fund. With respect to portfolio composition, Small Cap Fund’s holdings will be repositioned so as to make all holdings of the surviving fund consistent with the investment objective, policies and restrictions of Mid Cap Fund.

The factor of asset size indicates that the surviving fund may more closely resemble Small Cap Fund, but this factor is not determinative and is the only factor that supports this analysis.

After consultation with the Funds’ legal counsel and the Auditors, and in light of the four supportive NAST Factors, the advisor and the Funds believe that the surviving fund will more closely resemble Mid Cap Fund, and Mid Cap Fund is therefore the appropriate survivor of the merger.

3